Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2018

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The date of this MD&A is May 10, 2018. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, gross revenues, net debt and earnings before interest, taxes, depreciation and amortization (“EBITDA”) included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts)(unaudited)

Three months ended	Mar. 31 2018	Dec. 31 2017	Sep. 30 2017	June 30 2017	Mar. 31 2017	Dec. 31 2016	Sep. 30 2016	June 30 2016
Gross revenues (1)	$101	$119	$98	$111	$132	$133	$136	$209
Funds flow from operations	35	52	40	43	57	48	32	55
Basic per share	0.07	0.10	0.08	0.09	0.11	0.10	0.06	0.11
Diluted per share	0.07	0.10	0.08	0.09	0.11	0.10	0.06	0.11
Net income (loss)	(65)	(58)	(44)	(9)	27	(232)	(232)	(132)
Basic per share	(0.13)	(0.12)	(0.09)	(0.02)	0.05	(0.46)	(0.46)	(0.26)
Diluted per share	$(0.13)	$(0.12)	$(0.09)	$(0.02)	$0.05	$(0.46)	$(0.46)	$(0.26)
Production
Liquids (bbls/d) (2)	19,163	19,535	18,779	19,033	21,169	21,295	23,355	41,848
Natural gas (mmcf/d)	62	71	68	68	82	103	107	130
Total (boe/d)	29,443	31,447	30,166	30,436	34,900	38,481	41,233	63,568

(1)	Includes realized gains and losses on commodity contracts and excludes processing fees.
(2)	Includes crude oil and natural gas liquids.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

Calculation of Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2018	2017
Cash flow from operating activities	$57	$38
Change in non-cash working capital	(32)	2
Decommissioning expenditures	2	4
Office lease settlements	5	4
Realized foreign exchange loss – debt maturities	-	3
Carried operating expenses (1)	-	4
Restructuring charges	1	2
Other expenses	2	-
Funds flow from operations	$35	$57

Per share
Basic per share	$0.07	$0.11
Diluted per share	$0.07	$0.11

(1)	The benefit of carried operating expenses from the Company’s partner under the Peace River Oil Partnership (“PROP”) was fully utilized in December 2017.

In the first quarter of 2018, funds flow from operations decreased from the comparable period primarily due to realized risk management losses on crude oil contracts, the conclusion of the PROP operating expense carry and lower production volumes due to asset disposition activity. This was partially offset by increases in the commodity price environment.

Business Strategy

Obsidian Energy plans to continue to be financially prudent in 2018, living within funds flow from operations, with further development on its predictable, low decline asset base focusing on the Cardium and Deep Basin.

The Company’s key focuses in 2018 include:

●

Cardium - planned spending of approximately $50 million to further develop the Company’s high netback, low decline asset, drilling 11 horizontal producers (gross operated wells) amongst its Pembina and Willesden Green assets. Additional spending of $12 million on non-operated primary drilling, $3 million integrated waterflood and optimization opportunities and $4 million on land and seismic data.

●

Deep Basin - planned spending of approximately $7 million resulting in two wells drilled with a focus on continued development of the Company’s position, targeting high pressure areas and strategic positions close to the Company’s operated processing facilities.

●

Optimization – planned spending of approximately $14 million to optimize existing well bores, involving multiple projects across the Company’s portfolio with the most capital efficient spend within the Company’s 2018 capital budget.

As the Company continues to focus on increasing shareholder value, it recently announced its intentions to sell the Company’s Alberta Viking assets. The Company is currently marketing the assets and expects to have a process completed by the end of the second quarter of 2018. If a transaction is closed, the Company currently anticipates using the proceeds to accelerate Cardium development plans in the second half of 2018, for debt repayment and for a potential share buyback program through a normal course issuer bid. Additionally, the Company has been in ongoing discussions with the China Investment Corporation (“CIC”) regarding a potential disposition of the Company’s share of jointly owned assets with CIC, located in the Peace River area of Alberta. Discussions with CIC are expected to continue into late 2018 to determine if a formal disposition process will proceed.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

As Obsidian Energy moves forward, the Company believes its plans to focus on its industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders.

Business Environment

The following table outlines quarterly averages for benchmark prices and the Company’s realized prices for the previous five quarters.

	Q1 2018	Q4 2017	Q3 2017	Q2 2017	Q1 2017
Benchmark prices
WTI crude oil ($US/bbl)	$62.87	$55.40	$48.21	$48.29	$51.91
Edm mixed sweet par price (CAD$/bbl)	72.15	68.94	56.63	61.83	63.87
Western Canada Select (CAD$/bbl)	48.46	54.87	47.91	49.98	49.38
NYMEX Henry Hub ($US/mcf)	3.00	2.93	3.00	3.18	3.32
AECO Index (CAD$/mcf)	1.96	1.82	1.75	2.78	2.82
Foreign exchange rate (CAD$/$US)	1.2651	1.2717	1.2528	1.3449	1.3238

Average sales price (1)
Light oil (CAD$/bbl)	68.66	67.29	55.94	61.46	63.21
Heavy oil (CAD$/bbl)	31.34	38.12	30.36	31.61	33.21
NGL (CAD$/bbl)	41.11	39.74	28.29	29.14	27.79
Total liquids (CAD$/bbl)	56.09	56.10	45.05	48.86	51.15
Natural gas (CAD$/mcf)	2.87	2.51	2.35	3.10	3.22

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(5.90)	(1.14)	(2.89)	(2.26)	(3.54)
WTI - WCS Heavy ($US/bbl)	$(24.51)	$(12.27)	$(9.94)	$(11.13)	$(14.58)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices increased in the first quarter of 2018 as the market reacted to reduced supply from Canada as a result of pipeline restrictions. Additionally, crude oil inventories remained at more reasonable levels than the prior year and there is confidence that OPEC and non-OPEC producer’s declaration of cooperation will extend beyond 2018.

Canadian heavy oil differentials widened during the first quarter of 2018 in response to over nominated pipelines, increased oil sands output and restricted capacity out of Canada. Rail suppliers have been unable to service the increased rail car demand and have been asking producers for longer term commitments. Light oil differentials widened compared to the fourth quarter of 2017 as a result of continued capacity constraints resulting in high sweet apportionment levels not seen since 2015.

Currently, the Company has the following crude oil hedges in place:

	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Q3 2019
WTI $USD	$50.00	$50.05	$49.78	$50.02	$56.53	$57.00
bbl/day	7,000	8,000	8,000	3,000	2,000	1,000
WTI $CAD	$71.03	$71.04	$71.04	$67.88	$68.58	-
bbl/day	5,000	4,000	4,000	6,000	4,000	-
Total bbl/day	12,000	12,000	12,000	9,000	6,000	1,000

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

Additionally, the Company has the following foreign exchange contracts in place:

●	In 2018, foreign exchange swaps at an average of 1.268 on notional US$9 million per month and a foreign exchange collar at an average of 1.210 – 1.272 on notional US$2 million per month.
●	In the first quarter of 2019, foreign exchange swaps at an average of 1.300 on notional US$2 million per month.

Natural Gas

NYMEX Henry Hub gas prices increased to a high of US$6.63 per mcf in early January due to winter weather demand and pipeline constraints. Prices remained high throughout January before ending the quarter at US$2.54 per mcf. Continuous winter weather demand and steady Alberta field receipts kept AECO pricing close to $2.00 per mcf throughout the first quarter of 2018.

Ventura prices experienced a significant increase in early 2018 due to a pipeline break in late 2017. In mid-January these prices settled back to more normal prices for the remainder of the quarter. As the Company participates within the Ventura market, this contributed to strong realized pricing for the Company in January relative to AECO pricing.

Currently, the Company has the following natural gas hedges in place:

	Q2 2018	Q3 2018	Q4 2018
AECO $CAD	$2.72	$2.67	$2.67
mcf/day	22,700	17,100	15,200
Ventura $USD (1)	$2.79	$2.79	$2.79
mcf/day	7,500	7,500	7,500
Total mcf/day	30,200	24,600	22,700

(1)

Through the third quarter of 2020, the Company has an agreement in place to sell 15 mmcf per day of natural gas at the Ventura index price less the cost of transportation from AECO. Recent transportation deductions for the Company to bring product to the Ventura market have been approximately $0.55 per mcf.

Average Sales Prices

	Three months ended March 31

	2018	2017	% change

Light oil (per bbl)	$68.66	$63.21	9
Commodity gain (loss) (per bbl) (1)	(11.92)	8.88	>(100)
Light oil net (per bbl)	56.74	72.09	(21)

Heavy oil (per bbl)	31.34	33.21	(6)

NGL (per bbl)	41.11	27.79	48

Natural gas (per mcf)	2.87	3.22	(11)
Commodity gain (per mcf) (1)	0.34	0.07	>100
Natural gas net (per mcf)	3.21	3.29	(2)

Weighted average (per boe)	42.52	38.63	10
Commodity gain (loss) (per boe) (1)	(4.20)	3.52	>(100)
Weighted average net (per boe)	$38.32	$42.15	(9)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

RESULTS OF OPERATIONS

Production

	Three months ended March 31

Daily production	2018	2017	% change
Light oil (bbls/d)	12,105	13,167	(8)
Heavy oil (bbls/d)	4,751	5,206	(9)
NGL (bbls/d)	2,307	2,795	(17)
Natural gas (mmcf/d)	62	82	(24)
Total production (boe/d)	29,443	34,900	(16)

During the first quarter of 2018, the Company advanced its development program with activity focused on its Cardium, Peace River and Deep Basin areas. Production declined from the comparative period due to disposition activity which was partially offset by production growth in its core areas as a result of its development activities. Key dispositions included the following:

●	In the first quarter of 2018, the Company closed a non-core asset disposition within its Legacy area with total production of approximately 2,200 boe per day.
●	In 2017, the Company closed several dispositions which included properties in British Columbia and in the Swan Hills area of Alberta with associated average production of 10,600 boe per day.

Average production within the Company’s key development areas and within the Company’s Legacy area was as follows:

	Three months ended March 31

Daily production (boe/d)	2018	2017	% change
Cardium	19,081	18,603	3
Deep Basin (Cardium)	1,292	-	100
Peace River	4,963	4,648	7
Alberta Viking	1,916	2,638	(27)
Legacy	2,191	4,445	(51)
Total	29,443	30,334	(3)

Production levels varied from the comparable period mainly due to timing of wells coming on production. Additionally, in late 2017, the Company drilled its first wells within its Deep Basin development area, specifically in the Mannville.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Netbacks

	Three months ended March 31
			2018	2017
	Liquids	Natural Gas	Combined	Combined
	(bbl)	(mcf)	(boe)	(boe)
Operating netback:
Sales price	$56.09	$2.87	$42.52	$38.63
Commodity gain (losses) (1)	(7.53)	0.34	(4.20)	3.52
Royalties	(3.95)	(0.07)	(2.73)	(2.68)
Transportation	(4.85)	(0.38)	(3.16)	(2.31)
Operating costs (2)(3)	(18.00)	(1.50)	(14.86)	(15.78)
Netback	$21.76	$1.26	$17.57	$21.38

	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	19,163	62	29,443	34,900

(1)	Realized risk management gains and losses on commodity contracts.
(2)

Operating costs per boe is presented excluding the impact of carried operating expenses in 2017. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. In the first quarter of 2017, the benefit of carried operating expenses from its partner under the PROP was $4 million or $1.30 per boe.

(3)	In the first quarter of 2018, includes the benefit of third party processing fees totaling $3 million (2017 - $4 million).

In the first quarter of 2018, the Company’s netbacks were lower than the prior year as increases in commodity prices were offset by realized commodity losses on outstanding hedges.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Production Revenues

Revenues from the sale of liquids and natural gas consisted of the following:

	Three months ended March 31
(millions)	2018	2017	% change
Liquids	$84	$108	(22)
Natural gas	17	24	(29)
Gross revenues (1)(2)	$101	$132	(23)

(1)	Includes realized risk management losses on commodity contracts which totaled $12 million for the three months ended March 31, 2018 (2017 - $11 million gain).
(2)	Excludes processing fees.

Gross revenues were lower than the prior year as a result of disposition activity and realized commodity losses on hedges. This was partially offset by increases in the commodity price environment, specifically crude oil prices.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2017	$132
Decrease in liquids production	(10)
Decrease in liquids prices (1)	(14)
Decrease in natural gas production	(6)
Decrease in natural gas prices (1)	(1)
Gross revenues – January 1 – March 31, 2018 (2)	$101

(1)	Includes realized risk management gains and losses on commodity contracts.
(2)	Excludes processing fees.

Royalties

	Three months ended March 31
	2018	2017	% change
Royalties (millions)	$7	$8	(13)
Average royalty rate (1)	6%	7%	(14)
$/boe	$2.73	$2.68	2

(1)	Excludes effects of risk management activities.

In 2018, royalties decreased from the comparable period as a result of asset disposition activity, which was partially offset by improved crude oil prices.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

Expenses

	Three months ended March 31
(millions)	2018	2017	% change
Operating	$42	$54	(22)
Transportation	9	7	29
Financing	5	5	-
Share-based compensation	$2	$3	(33)

	Three months ended March 31
(per boe)	2018	2017	% change
Operating (1) (2)	$14.86	$15.78	(6)
Transportation	3.16	2.31	37
Financing	1.78	1.55	15
Share-based compensation	$0.85	$1.05	(19)

(1)

Operating costs per boe is presented excluding the impact of carried operating expenses. The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017. In the first quarter of 2017, the benefit of carried operating expenses from its partner under the PROP was $4 million or $1.30 per boe.

(2)	Includes the benefit of third party processing fees totaling $3 million (2017 - $4 million).

Operating

During the first quarter of 2018, the Company completed a non-core, legacy property disposition which resulted in further improvements to its cost structure. This was partially offset by the completion of the PROP carry in late 2017, increased power prices and severe cold weather across Alberta that impacted operations. The Company continues to target 2018 annual operating costs of $13.00 - $13.50 per boe.

Transportation

In 2018, transportation costs on a per boe basis increased from the comparable period as the Company’s Peace River asset, which has higher average trucking costs due to its proximity to market, is now a larger percentage of the Company’s portfolio as a result of disposition activity closed over the past year. Additionally, the Company has utilized sales points in the Peace River area that require additional transportation costs to get to market, however, receive higher realized pricing that more than offsets increases in transportation costs.

Financing

The Company has a reserve-based syndicated credit facility, with an underlying borrowing base of $550 million, less the amount of outstanding pari passu senior notes and outstanding GBP cross currency swap, resulting in $410 million currently available under the syndicated credit facility. The Company’s availability under the syndicated credit facility will increase to $440 million on May 29, 2018 in connection with a senior note maturity on that date. The revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period, and is subject to a semi-annual borrowing base redetermination in May and November of each year. At March 31, 2018, the Company had $152 million of unused credit capacity available under the syndicated credit facility.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

At March 31, 2018, the value of the Company’s senior notes was $109 million (December 31, 2017 – $106 million). Summary information on the Company’s senior notes outstanding as at March 31, 2018 is as follows:

	Issue date	Amount (millions)	Initial Term	Average interest rate	Weighted average remaining term
2007 Notes	May 31, 2007	US$5	12 years	5.90%	1.1
2008 Notes	May 29, 2008	US$28	8 – 12 years	6.31%	0.4
2009 Notes	May 5, 2009	US$8	5 – 10 years	9.32%	1.1
2010 Q1 Notes	March 16, 2010	US$10	5 – 15 years	5.85%	2.0
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$21	5 – 15 years	4.94%	3.7
2011 Notes	November 30, 2011	US$12	5 – 10 years	4.79%	3.6

Obsidian Energy’s debt structure includes short-term financings under its syndicated credit facility and long-term financing through its senior notes. Financing charges were similar in 2018 and 2017 as the drawn amount on the credit facility was comparable.

The interest rates on any non-hedged portion of the Company’s syndicated credit facility are subject to fluctuations in short-term money market rates as advances on the syndicated credit facility are generally made under short-term instruments. As at March 31, 2018, 70 percent (December 31, 2017 – 70 percent) of the Company’s outstanding debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted and Performance Share Unit Plan (“RPSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2018	2017	% change
RPSU – equity method	$2	$2	-
PSU	-	1	(100)
Share-based compensation	$2	$3	(33)

The share price used in the fair value calculation of the RPSU plan under the liability method, PSU and DSU obligations at March 31, 2018 was $1.29 (2017 – $2.27). Share-based compensation related to the Option Plan, RPSU liability method and DSU were insignificant in both periods.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

General and Administrative Expenses

	Three months ended March 31
(millions, except per boe amounts)	2018	2017	% change
Gross	$12	$14	(14)
Per boe	4.51	4.43	2
Net	6	8	(25)
Per boe	$2.33	$2.64	(12)

In the comparable period of 2017, the Company completed several asset dispositions which resulted in a reduced workforce and lower cost structure.

Restructuring and other expenses

	Three months ended March 31
(millions)	2018	2017	% change
Restructuring and other expenses	$3	$2	50

In both 2018 and 2017, as a result of disposition activity, the Company aligned its organizational structure to its operations which led to lower staff levels and associated restructuring costs. Additionally, in early 2018, the Company fully utilized its insurance coverage relating to ongoing claims against former Penn West Petroleum Ltd. (“Penn West”) employees relating to the Company’s 2014 restatement of certain financial results when it was known as Penn West. Further amounts, incurred by the former employees in connection with the ongoing claims will be paid by the Company directly, pursuant to their indemnity agreements, until the matter is resolved by the parties and the United States Securities and Exchange Commission. The claim was previously settled against Penn West.

Depletion, Depreciation, Impairment and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2018	2017	% change
Depletion and depreciation (“D&D”)	$70	$72	(3)
D&D expense per boe	26.43	22.84	16

PP&E Impairment	(2)	(1)	(100)
PP&E Impairment per boe	(0.67)	(0.37)	(81)

Accretion of decommissioning liability	3	3	-
Accretion expense per boe	$0.98	$0.96	2

The Company’s D&D expense on a per boe basis increased as a result of disposition activity over the past year, primarily within its non-core, legacy areas.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Taxes

	Three months ended March 31
(millions)	2018	2017	% change
Deferred tax expense	$-	$9	(100)

As at March 31, 2018 the Company was in a net unrecognized deferred tax asset position of approximately $21 million. Since the Company has not recognized the benefit of deductible timing differences in excess of taxable timing differences, deferred tax expense (recovery) for the quarter is nil.

Foreign Exchange

Obsidian Energy records unrealized foreign exchange gains or losses to translate U.S. denominated senior secured notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended March 31
(millions)	2018	2017	% change
Realized foreign exchange loss on debt maturities	$ -	$ (3)	(100)
Unrealized foreign exchange gain (loss)	(3)	5	>(100)
Foreign exchange gain	$ (3)	$ 2	>(100)

The unrealized foreign exchange loss in 2018 is due to the weakening of the Canadian dollar relative to the US dollar.

Net Loss

	Three months ended March 31
(millions, except per share amounts)	2018	2017	% change
Net income (loss)	$(65)	$27	(100)
Basic per share	(0.13)	0.05	(100)
Diluted per share	$(0.13)	$0.05	(100)

The net loss in 2018 is mainly due to risk management losses on crude oil hedges. In the comparative period of 2017, the company recorded gains on asset dispositions which resulted in net income.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

Capital Expenditures

	Three months ended March 31
(millions)	2018	2017	% change
Drilling and completions	$37	$22	68
Well equipping and facilities	23	17	35
Geological and geophysical	-	1	(100)
Carried capital by partners (1)	-	(14)	(100)
Exploration and development capital expenditures	60	26	>100
Property dispositions, net	-	(70)	(100)
Total capital expenditures	$60	$(44)	>100

(1)	The benefit of carried operating expenses from the Company’s partner under the PROP was fully utilized in December 2017.

During the first quarter of 2018, the Company focused its development activities across the Cardium, Deep Basin and Peace River areas. Key activities included:

●	Cardium - Drilled six producers with a continued focus on the Company’s waterflood platform.
●	Deep Basin – Continued to build on the Company’s fourth quarter 2017 program and drilled one well in the Mannville.
●	Peace River – Development progressed in the core of the play within Harmon Valley South with three gross wells drilled.

Gain on asset dispositions

	Three months ended March 31
(millions)	2018	2017	% change
Gain on asset dispositions	$-	$32	(100)

In the comparable period of 2017, the Company closed several property dispositions as it continued to focus its asset portfolio.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy is dedicated to managing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Liquidity and Capital Resources

Capitalization

		As at
(millions)	March 31, 2018	December 31, 2017
Common shares issued, at market (1)	$651	$787
Long-term debt	367	359
Cash	(2)	(2)
Total enterprise value	$1,016	$1,144

(1)	The share price at March 31, 2018 was $1.29 (December 31, 2017 - $1.59).

Net Debt

		As at
(millions)	March 31, 2018	December 31, 2017
Bank loans and long-term notes	$367	$359
Working capital deficiency (1)	40	24
Net debt	$407	$383

(1)	The Company’s working capital deficiency excludes the current portion of deferred funding asset, risk management, long-term debt, provisions and assets held for sale.

Liquidity

The Company has a reserve-based syndicated credit facility with an underlying borrowing base of $550 million. For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

The Company has a number of covenants related to its syndicated credit facility and senior notes. On March 31, 2018, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	March 31, 2018
Senior debt to EBITDA (1)	Less than 3:1	2.1
Total debt to EBITDA (1)	Less than 4:1	2.1
Senior debt to capitalization	Less than 50%	15%
Total debt to capitalization	Less than 55%	15%

(1)

EBITDA is calculated in accordance with Obsidian Energy’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded. Additionally, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at March 31, 2018. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	1,900 mcf/d	Apr/18 – Jun/18	$2.91/mcf	$-
AECO Swaps	1,900 mcf/d	Apr/18 – Sep/18	$2.69/mcf	1
AECO Swaps	3,800 mcf/d	Apr/18 – Jun/18	$2.84/mcf	1
AECO Swaps	15,200 mcf/d	Apr/18 – Dec/18	$2.67/mcf	6

Ventura	7,500 mcf/d	Apr/18 – Dec/18	US$2.79/mcf	1

Crude Oil
WTI Swaps	1,000 bbl/d	Apr/18 – Jun/18	$71.00/bbl	(1)
WTI Swaps	2,000 bbl/d	Jul/18 – Dec/18	US$50.09/bbl	(6)
WTI Swaps	4,000 bbl/d	Apr/18 – Jun/18	US$50.95/bbl	(6)
WTI Swaps	2,000 bbl/d	Jul/18 – Sep/18	US$51.90/bbl	(3)
WTI Swaps	2,000 bbl/d	Oct/18 – Dec/18	US$50.81/bbl	(3)
WTI Swaps	4,000 bbl/d	Apr/18 – Dec/18	$71.04/bbl	(12)
WTI Swaps	1,000 bbl/d	Apr/18 – Dec/18	US$49.35/bbl	(5)
WTI Swaps	2,000 bbl/d	Apr/18 – Dec/18	US$48.43/bbl	(10)
WTI Swaps	1,000 bbl/d	Jul/18 – Mar/19	US$50.20/bbl	(4)
WTI Swaps	2,000 bbl/d	Jan/19 – Mar/19	$66.50/bbl	(2)
WTI Swaps	2,000 bbl/d	Jan/19 – Mar/19	US$49.93/bbl	(2)
WTI Swaps	4,000 bbl/d	Jan/19 – Jun/19	$68.58/bbl	(6)
WTI Swaps	2,000 bbl/d	Apr/19 – Jun/19	US$56.53/bbl	(1)
WTI Swaps	1,000 bbl/d	Jul/19 – Sep/19	US$57.00/bbl	-

Foreign exchange forward contracts on revenue
FX Collar	US$24	2018	1.210 to 1.272 USD/CAD	(1)
FX Swap	US$24	2018	1.2768	-
FX Swap	US$24	2018	1.2500	(1)
FX Swap	US$24	2018	1.2568	(1)
FX Swap	US$24	2018	1.2803	-
FX Swap	US$12	2018	1.2840	-
FX Swap	US$6	Q1 2019	1.3000	-

Foreign exchange forward contracts on debt
FX Swap	US$5	May 2018	1.2259	1
FX Swap	US$5	May 2018	1.2319	-
FX Swap	US$5	May 2018	1.2400	-

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(11)
18-month offset	(£43)	2018	1.7049 CAD/GBP, 6.95%	(5)

Total				$(70)

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

The components of risk management gain (loss) are as follows:

	Three months ended March 31
	2018	2017	% change
Realized
Settlement of commodity contracts/assignment	$(12)	$11	>(100)
Total realized risk management gain (loss)	$(12)	$11	>(100)

Unrealized
Commodity contracts	$(18)	$25	>(100)
Foreign exchange contracts	(4)	-	(100)
Cross-currency swaps	2	1	>100
Total unrealized risk management gain (loss)	(20)	26	>(100)
Risk management gain (loss)	$(32)	$37	>(100)

Outlook

For 2018, Obsidian Energy’s capital program is expected to provide five percent production growth from 2017, adjusted for acquisition and disposition activity. The Company expects to fund its capital program using funds flow from operations. There have been no changes to the Company’s 2018 guidance as previously disclosed on January 31, 2018 within the Company’s press release “Obsidian Energy announces Legacy asset disposition”.

Metric		2018 Guidance Range
Average Production	boe per day	29,000 – 30,000

Production Growth rate (1)		5%

E&D Capital Expenditures	$ millions	$125
Decommissioning Expenditures	$ millions	$10

Operating costs	$/boe	$13.00 - $13.50 per boe
G&A	$/boe	$2.00 - $2.50 per boe

(1)	Relative to full year 2017 production, adjusted for 2017 and 2018 acquisition and disposition activity, of 28,000 boe per day.

This outlook section is included to provide shareholders with information about Obsidian Energy’s expectations as at May 10, 2018 for production, production growth, exploration and development capital expenditures, decommissioning expenditures, operating costs and G&A for 2018 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Obsidian Energy’s capital expenditure levels, operating costs and production, including fluctuations in commodity prices and acquisition and disposition activity. In particular, readers should be aware that the Company’s current guidance does not reflect the potential disposition of the Company’s Alberta Viking assets.

All press releases are available on Obsidian Energy’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

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Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

			Impact on cash flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	WTI US$1.00	2	0.01
Liquids production	1,000 bbls/day	14	0.03
Price per mcf of natural gas	AECO $0.10	2	0.01
Natural gas production	10 mmcf/day	4	0.01
Effective interest rate	1%	3	0.01
Exchange rate ($US per $CAD)	$0.01	1	0.01

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt (1)	$32	$16	$293	$16	$8	$2	$367
Transportation	7	10	9	6	5	5	42
Power infrastructure	6	5	1	-	-	-	12
Interest obligations	11	7	2	1	-	-	21
Office lease (2)	33	33	33	33	33	70	235
Decommissioning liability (3)	8	10	10	10	10	103	151
Total	$97	$81	$348	$66	$56	$180	$828

(1)	The 2019 figure includes $258 million related to the syndicated credit facility that is due for renewal in 2019. Historically, the Company has successfully renewed its syndicated credit facility.
(2)	The future office lease commitments above are to be reduced by contracted sublease recoveries totaling $97 million.
(3)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The initial revolving period of the syndicated credit facility ends on May 31, 2019, with an additional one-year term out period. In addition, the Company has an aggregate of US$84 million in senior notes maturing between 2018 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at March 31, 2018	504,959,279
Issuances under RPSU plan	2,041,858
As at May 10, 2018	507,001,137

Options outstanding:
As at March 31, 2018	2,993,050
Forfeited	(84,300)
As at May 10, 2018	2,908,750

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

Changes in Internal Control Over Financial Reporting (“ICFR”)

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2018 and ending on March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to the Company’s ICFR were made during the quarter.

Obsidian Energy utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IFRS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard was effective for annual periods beginning on or after January 1, 2018. The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective method. IFRS 15 was applied retrospectively only to contracts that were not completed at the date of initial application. The Company completed an assessment of its revenue streams and major contracts following the guidance outlined in IFRS 15. Based on this review, there were no material changes to the timing of the Company’s previous revenue recognition. Upon adoption, the Company did reclassify certain line items within its consolidated income statement to be compliant with the new standard. Please refer to Note 3 within the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2018 for further discussion.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018. The Company has concluded that the adoption of IFRS 9 will not result in any material changes in the measurement and carrying value of the Company’s financial instruments.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after January 1, 2019. Obsidian Energy is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

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Non-GAAP Measures

Certain financial measures including funds flow from operations, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA, gross revenues and net debt included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow from operations is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures and office lease settlements which also excludes the effects of financing related transactions from foreign exchange contracts and debt repayments and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund its planned capital programs. See “Calculation of Funds Flow from Operations” above for a reconciliation of funds flow from operations to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is cash flow from operations excluding the impact of changes in non-cash working capital, decommissioning expenditures, financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. In addition, under the syndicated credit facility, realized foreign exchange gains or losses related to debt maturities are excluded from the calculation. EBITDA as defined by Obsidian Energy’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Obsidian Energy’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and excludes processing fees and is used to assess the cash realizations on commodity sales. Net debt includes long-term debt and includes the effects of working capital and all cash held on hand and is used by the Company to assess its liquidity.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”). In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Company’s plans to continue to be financially prudent in 2018, living within funds flow from operations, with further development on its predictable, low decline asset base focusing on the Cardium and Deep Basin; the Company’s intended approach to developing its asset portfolio; the expected timing for completing a Viking sales process and the timing and use of proceeds; timing for discussions with CIC regarding a possible PROP disposition process; the Company belief in its plans to focus on its industry leading Cardium position offers a predictable growth profile focused on creating liquids weighted, sustainable value for all stakeholders; that further legal fees in connection with actions against former Penn West employees will be paid by the Company directly pursuant to their indemnity agreements; that the Company is committed to minimizing the environmental impacts of its operations; our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; the managing of our debt portfolio and considering opportunities to reduce or diversity the debt capital structure; how the Company manages both operational and financial risk and how these increase the likelihood of maintaining the Company’s financial flexibility and capital programs and that these support the Company’s ability to capture opportunities in the market and execute longer-term business strategies; the annual corporate production guidance range, the exploration and development capital expenditures, decommissioning expenditures and operating costs range for 2018; the estimated sensitivities to selected

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

key assumptions on funds flow from operations for the 12 months subsequent to this MD&A; and the possibility that the Company could be required to obtain other facilities, including term bank loans, if it is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things that we do not dispose of or acquire material producing properties or royalties or other interests therein any other than stated herein; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; our ability to add production and reserves through our development and exploitation activities; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to complete the disposition of its Viking Alberta assets on favorable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OBSIDIAN ENERGY FIRST QUARTER 2018	MANAGEMENT’S DISCUSSION AND ANALYSIS 20